

January 6, 2011

Mr. Alton D. Heckaman, Jr.
Executive Vice President and Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

> **Re:** **Swift Energy Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-08754**

Dear Mr. Heckaman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties

Domestic Proved Undeveloped Reserves, page 13

1.   We have considered your response to our prior comment three. Please describe your criteria for classifying a field as a development project and tell us if you consider each of the three fields where 97% of your PUDs were located as of December 31, 2009 to be development projects. We refer you to the guidance related to development projects under Rules 4-10(a)(8), (26) and (31) of Regulation S-X, *SEC Release 33-8995* Section II.F, and Compliance and Disclosure Interpretations Questions 108.01 and 131.03 through 131.06 which can be found at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                                        Sincerely,

                                                        Ethan Horowitz
                                                        Branch Chief

cc: Mr. Donald Brodsky, Baker & Hostetler, LLP